UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.

(Name of Subject Company (Issuer))

INVECTURE GROUP, S.A. DE C.V.

(Names of Filing Persons (Offerors))

Common Shares

(Title of Class of Securities)

49435N101

(CUSIP Number of Class of Securities)

Jose Luis Ramos

Invecture Group, S.A. de C.V.

Montes Urales 750 piso 3A

Lomas de Chapultepec

CP 11010 Mexico D.F.

Mexico

+ (52) 55-5520-0173

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 Attention: Christopher J. Cummings David S. Huntington (212) 373-3000	Blake, Cassels & Graydon LLP 595 Burrard Street P.O. Box 49314 Suite 2600, Three Bentall Centre Vancouver, British Columbia, V7X 1L3 Attention: Michelle Audet (604) 631-3300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$12,327,353	US$1,588

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) CDN$0.15 per Common Share and (ii) 84,697,876, which is the estimated number of outstanding Common Shares, other than any Common Shares owned directly or indirectly by Invecture Group, S.A. de C.V. and its affiliates, converted to U.S. dollars based on the Bank of Canada noon rate of US$0.9703 = CDN$1.00 on October 7, 2013.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
☐	ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
☐	GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
☐	AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Invecture Group, S.A. de C.V., a corporation existing under the laws of Mexico (“Invecture”).

This Schedule TO relates to the offer to purchase (the “Offer”) by Invecture for all of the issued and outstanding common shares (the “Common Shares”) of Kimber Resources Inc., a corporation existing under the laws of British Columbia (“Kimber”), other than any Common Shares owned directly or indirectly by Invecture and its affiliates. The Offer is subject to the terms and conditions set forth in Invecture’s Offer and Circular dated October 10, 2013 (the “Offer and Circular”), a copy of which is attached hereto as Exhibit (a)(1)(i).

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth under “Summary” and “Offer” in the Offer and Circular is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the subject company is Kimber Resources Inc., a corporation existing under the laws of British Columbia. The executive offices of Kimber are located at 220-800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada, telephone (604) 669-2251.

(b)	The class of securities to which this statement relates is the Common Shares of Kimber, of which 104,697,876 were issued and outstanding as of October 10, 2013, of which 20,000,000 were owned by Invecture and its affiliates. The information set forth on the cover page and in the introduction of the Offer and Circular is incorporated herein by reference.

(c)	The information set forth under “Share Capital of Kimber” in the Offer and Circular is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	This Schedule TO is filed by Invecture Group, S.A. de C.V., a corporation existing under the laws of Mexico. The information set forth under “Summary Term Sheet” in the Offer and Circular is incorporated herein by reference.

(b)	The information set forth under “The Offeror” in the Offer and Circular is incorporated herein by reference.

(c)	In the past five years, to the best knowledge of Invecture, none of the persons listed in Appendix B to the Offer and Circular or persons holding more than 10% of any class of equity securities of Invecture (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such officer, director or person from future violations of, or prohibiting activities subject to, U.S. federal or U.S. state securities laws, or a finding of any violation of U.S. federal or U.S. state securities laws.

Item 4.	Terms of the Transaction.

The information set forth under “Summary” and “Offer” in the Offer and Circular is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in the Offer and Circular, during the past two years there have not been any negotiations, transactions or material contacts between Invecture or any of its subsidiaries or, to the best knowledge of Invecture, any of the persons listed in Appendix B to the Offer and Circular, on the one hand, and Kimber or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 6.	Purpose of the Transaction and Plans or Proposals.

The information set forth in the introduction and under “Purpose of the Offer and Plans for Kimber” in the Offer and Circular is incorporated herein by reference.

Item 7.	Source and Amount of Funds or other Consideration.

The information set forth under “Source of Funds” in the Offer and Circular is incorporated herein by reference.

Item 8.	Interest in Securities of Subject Company.

Except as described in the Offer and Circular, neither Invecture nor, to the best knowledge of Invecture, any of the persons listed in Appendix B to the Offer and Circular, or any associate or majority-owned subsidiary of Invecture or any of the persons listed in Appendix B to the Offer and Circular, beneficially owns any equity security of Kimber; and except as described in the Offer and Circular, none of Invecture or, to the best knowledge of Invecture, any associate or majority-owned subsidiary of Invecture, has effected any transaction in any equity security of Kimber during the past 60 days.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the introduction and under “Depository”, “Information Agent” and “Financial Advisor” in the Offer and Circular is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The financial statements of Invecture are not material to the Offer.

(b)	Pro forma financial statements of Invecture are not material to the Offer.

Item 11.	Additional Information.

The information set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer and Circular dated October 10, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press Release dated October 10, 2013.*

(a)(1)(v)	Form of Newspaper Advertisement.*

(a)(1)(vi)	Letter to Kimber Shareholders dated October 10, 2013.*

(a)(1)(vii)	Press Release dated September 25, 2013.**

(d)(1)(i)	Support Agreement, dated September 25, 2013, between Invecture and Kimber.***

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Invecture and each director and officer of Kimber on September 25, 2013.****

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

*	Filed herewith.
**	Incorporated by reference to Exhibit 99.1 to Invecture’s Schedule TO-C filed with the SEC on October 9, 2013.
***	Incorporated by reference to Exhibit 99.1 to Kimber’s Form 6-K (File No. 001-32712) furnished to the SEC on October 8, 2013.
****	Included as Schedule D to Exhibit (d)(1)(i).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVECTURE GROUP, S.A. DE C.V.

By:	/s/ Jose Luis Ramos
Name: Jose Luis Ramos
Title: CFO

Dated: October 10, 2013

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer and Circular dated October 10, 2013.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Press Release dated October 10, 2013.*

(a)(1)(v)	Form of Newspaper Advertisement.*

(a)(1)(vi)	Letter to Kimber Shareholders dated October 10, 2013.*

(a)(1)(vii)	Press Release dated September 25, 2013.**

(d)(1)(i)	Support Agreement, dated September 25, 2013, between Invecture and Kimber.***

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Invecture and each director and officer of Kimber on September 25, 2013.****

*	Filed herewith.
**	Incorporated by reference to Exhibit 99.1 to Invecture’s Schedule TO-C filed with the SEC on October 9, 2013.
***	Incorporated by reference to Exhibit 99.1 to Kimber’s Form 6-K (File No. 001-32712) furnished to the SEC on October 8, 2013.
****	Included as Schedule D to Exhibit (d)(1)(i).